SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                            FERROFLUIDICS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                           FERROTEC ACQUISITION, INC.
                              FERROTEC CORPORATION
                                    (BIDDERS)
                            ------------------------

                          COMMON STOCK, $.004 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   315414 20 1

                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                 AKIRA YAMAMURA
                              FERROTEC CORPORATION
                                SUMITOMO BLDG. #6
                               5-24-8 HIGASHI UENO
                         TAITO-KU, TOKYO 110-0015, JAPAN
                             TELEPHONE: 03(3845)1032

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------
                                    COPY TO:

                              ALAN H. ARONSON, ESQ.
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                           ONE SOUTHEAST THIRD AVENUE
                                   28TH FLOOR
                            MIAMI, FLORIDA 33131-1714
                            TELEPHONE: (305) 374-5600

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") filed on October 26, 1999, relating to the offer by Ferrotec Acquisition, Inc., a Massachusetts corporation (the "Purchaser") and a wholly owned subsidiary of Ferrotec Corporation, a Japanese corporation (the "Parent"), to purchase all outstanding shares of the common stock, par value $.004 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights," and together with the Common Stock, the "Shares") of Ferrofluidics Corporation, a Massachusetts corporation (the "Company"), at a price of $6.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase for Cash dated October 26, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

         (b) The information set forth in the tenth paragraph of the "Introduction" of the Offer to Purchase is hereby amended to state that the Minimum Condition will be satisfied if 3,001,254 Shares are validly tendered and not withdrawn prior to the expiration of the Offer, rather than 3,007,256.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (b) The information set forth in the third paragraph of Section 10, "Source and Amount of Funds," of the Offer to Purchase is hereby deleted and replaced with the following paragraph.

         Additionally, Parent entered into loan agreements with several institutions on November 19, 1999 for certain new long-term credit facilities. The first long-term credit facility is with The Bank of Tokyo-Mitsubishi in the amount of (Y) 1,000 million ($10,000,000 million), will have a term of six years and will bear interest at the rate of 2.37%. The second long-term credit facility is also with The Bank of Tokyo-Mitsubishi in the amount of (Y) 500 million ($5,000,000 million), will have a term of six years and will bear interest at the rate of 2.37%. The third long-term credit facility is with Kitanihon Bank in the amount of (Y) 100 million ($1.0 million), will have a term of five years, and will bear interest at the rate of 2.375%. The fourth long-term credit facility is with Dai-ichi Life Insurance Mutual Corporation in the amount of (Y) 200 million ($2.0 million), will have a term of two years, and will bear interest at the rate of 1.675%. The final long-term credit facility is with Meiji Life Insurance Mutual Corp. Inc. in the amount of (Y) 300 million ($2.9 million), will have a term of five years, and will bear interest at the rate of 2.3%.

ITEM 10. ADDITIONAL INFORMATION.

         (b) The information set forth in paragraph (a) of Section 15, "Certain Legal Matters," of the Offer to Purchase regarding the date that the Company's Board of Directors approved the Merger Agreement, the Offer, and the Merger and the Purchaser's and Parent's acquisition of Shares pursuant to the Offer and the Merger is hereby amended to state that such approval occurred on October 14, 1999 rather than October 20, 1999.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

99(b)(1) Loan Agreement between Ferrotec Corporation and The Bank of Tokyo-Mitsubishi dated November 19, 1999.(1)

99(b)(2) Loan Agreement between Ferrotec Corporation and The Bank of Tokyo-Mitsubishi dated November 19, 1999.(1)

99(b)(3) Loan Agreement between Ferrotec Corporation and Dai-ichi Life Insurance Mutual Corporation dated November 19, 1999.(1)

99(b)(4) Loan Agreement between Ferrotec Corporation and Meiji Life Insurance Mutual Corp. Inc. dated November 19, 1999.(1)

99(b)(5) Loan Agreement between Ferrotec Corporation and Kitanihon Bank dated November 19, 1999.(1)

---------------
(1) Pursuant to Rule 306 of Regulation S-T, this exhibit is a fair and accurate English translation of the loan agreement originally written in Japanese.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         FERROTEC ACQUISITION, INC.

                                         By:  /s/ Richard R. Cesati, II
                                              ----------------------------------
                                              Name:   Richard R. Cesati, II
                                              Title:  President

Date: November 19, 1999

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         FERROTEC CORPORATION

                                         By: /s/ Akira Yamamura
                                             -----------------------------------
                                             Name:   Akira Yamamura
                                             Title:  President

Date: November 19, 1999

                                  EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION

99(b)(1) Loan Agreement between Ferrotec Corporation and The Bank of Tokyo-Mitsubishi dated November 19, 1999.(1)

99(b)(2) Loan Agreement between Ferrotec Corporation and The Bank of Tokyo-Mitsubishi dated November 19, 1999.(1)

99(b)(3) Loan Agreement between Ferrotec Corporation and Dai-ichi Life Insurance Mutual Corporation dated November 19, 1999.(1)

99(b)(4) Loan Agreement between Ferrotec Corporation and Meiji Life Insurance Mutual Corp. Inc. dated November 19, 1999.(1)

99(b)(5) Loan Agreement between Ferrotec Corporation and Kitanihon Bank dated November 19, 1999.(1)

----------------
(1) Pursuant to Rule 306 of Regulation S-T, this exhibit is a fair and accurate English translation of the loan agreement originally written in Japanese.